Exempted from Austrian stamp duty in accordance with
§ 20 no. 5 Austrian Stamp Duty Act (*Gebührengesetz 1957*)

DATED 12 SEPTEMBER 2022

GUARANTEE AND INDEMNITY

between

CHRISTIAN ANGERMAYER

and

TETHER INTERNATIONAL LIMITED

CONTENTS

EXECUTION COPY

This deed is dated 12 September 2022

PARTIES

(1) **CHRISTIAN ANGERMAYER** of [redacted] England as guarantor and indemnifier (**Guarantor**)

(2) **TETHER INTERNATIONAL LIMITED** a company incorporated and registered under the laws of the British Virgin Islands with company number 1939634 and whose registered office is at c/o SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands VG1110 (**Lender**)

BACKGROUND

(A) The Lender has provided a loan to the Borrower as set out in the Loan Agreement.

(B) The Guarantor has agreed to enter into this guarantee and indemnity for the purpose of providing security to the Lender for (and, for the avoidance of doubt, limited to) the Borrower's liabilities outstanding to the Lender under the Loan Agreement.

AGREED TERMS

1. Definitions and interpretation

1.1 **Definitions**

The following definitions apply in this guarantee.

Borrower: Apeiron Investment Group Limited incorporated, registered and existing in accordance with Maltese Law with registration number C 51843 whose registered office is at 66 & 67, Beatrice, Amery Street, Sliema SLM1707, Malta.

Business Day: a day other than a Saturday, Sunday or a public holiday in Malta when the Malta Stock Exchange is open for business.

Guaranteed Obligations: all monies, debts and liabilities of any nature from time to time due, owing or incurred by the Borrower to the Lender under the Loan Agreement (including interest).

Loan Agreement: the loan agreement in respect of [redacted] executed between the Borrower and the Lender on 19 November 2020 as amended and restated by amendment and restatement agreements dated 17 December 2020, 26 January 2021, 23 February 2021, 5 May 2021, 19 July 2021, 17 September 2021, 2 November 2021, 16 August 2022 and 12 September 2022 and/or as further amended and restated from time to time.

Security: a mortgage, charge, pledge, lien or other security interest securing any obligation of any person, or any other agreement having a similar effect.

Rights: any Security or other right or benefit whether arising by set-off, counterclaim, subrogation, indemnity, proof in liquidation or otherwise and whether from contribution or otherwise.

Tax: all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction and any penalty, fine, surcharge, interest, charges or costs relating to them.

USD: the lawful currency of the United States of America.

Warranties: the representations and warranties set out in the Schedule.

1.2   **Interpretation**

In this guarantee:

(a)   clause, Schedule and paragraph headings shall not affect the interpretation of this guarantee;

(b)   a reference to a **person** shall include a reference to an individual, firm, company, corporation, partnership, unincorporated body of persons, government, state or agency of a state or any association, trust, joint venture or consortium (whether or not having separate legal personality) and that person's personal representatives, successors, permitted assigns and permitted transferees;

(c)   unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular;

(d)   unless the context otherwise requires, a reference to one gender shall include a reference to the other genders;

(e)   a reference to **Lender** shall include the Lender's successors, permitted assigns and permitted transferees;

(f)   a reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time;

(g)   a reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision;

(h)   a reference to **writing** or **written** includes e-mail but not fax;

(i)   a reference to **this guarantee** (or any provision of it) or to any other agreement or document referred to in this guarantee is a reference to this guarantee, that provision or such other agreement or document as amended (in each case, other than in breach of the provisions of this guarantee) from time to time;

(j) unless the context otherwise requires, a reference to a clause or Schedule is to a clause of, or Schedule to, this guarantee and a reference to a paragraph is to a paragraph of the relevant Schedule;

(k) any words following the terms **including, include, in particular, for example** or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;

(l) a reference to an **amendment** includes a novation, re-enactment, supplement or variation (and **amended** shall be construed accordingly);

(m) a reference to **assets** includes present and future properties, undertakings, revenues, rights and benefits of every description;

(n) a reference to an **authorisation** includes an approval, authorisation, consent, exemption, filing, licence, notarisation, registration and resolution;

(o) a reference to **determines** or **determined** means, unless the contrary is indicated, a determination made at the absolute discretion of the person making it; and

(p) a reference to a **regulation** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation.

2. Guarantee and indemnity

2.1 In consideration of the Lender entering into the Loan Agreement, the Guarantor guarantees to the Lender, whenever the Borrower does not pay any of the Guaranteed Obligations when due, to pay on demand the Guaranteed Obligations.

2.2 The Guarantor as principal obligor and as a separate and independent obligation and liability from his obligations and liabilities under clause 2.1 agrees to indemnify and keep indemnified the Lender in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and expenses suffered or incurred by the Lender arising out of the Guaranteed Obligations not being recoverable for any reason or any failure of the Borrower to perform or discharge any of its obligations or liabilities in respect of the Guaranteed Obligations.

3. Lender protections

3.1 This guarantee is and shall at all times be a continuing security and shall cover the ultimate balance from time to time owing to the Lender by the Borrower in respect of the Guaranteed Obligations.

3.2 The liability of the Guarantor under this guarantee shall not be reduced, discharged or otherwise adversely affected by:

(a) any intermediate payment, settlement of account or discharge in whole or in part of the Guaranteed Obligations; or

(b) any variation, extension, discharge, compromise, dealing with, exchange or renewal of any right or remedy which the Lender may now or after the date of this guarantee have from or against the Borrower in connection with the Guaranteed Obligations; or

(c) any act or omission by the Lender in taking up, perfecting or enforcing any Security, indemnity, or guarantee from or against the Borrower; or

(d) any amendment, variation, novation, replacement or supplement of or to any of the Guaranteed Obligations; or

(e) any grant of time, indulgence, waiver or concession to the Borrower; or

(f) any insolvency, bankruptcy, liquidation, administration, winding up, incapacity, limitation, disability, the discharge by operation of law of the Borrower; or

(g) the death or incapacity (whether mental or physical) of the Guarantor, or any notice of his death or incapacity; or

(h) any invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of, or Security held from, the Borrower in connection with the Guaranteed Obligations; or

(i) any act or omission which would not have discharged or affected the liability of the Guarantor had he or she been a principal debtor instead of a guarantor.

3.3 The Lender shall not be obliged before taking steps to enforce any of its rights and remedies under this guarantee:

(a) to take any action or obtain judgment in any court against the Borrower or any other person; or

(b) to make or file any claim in a bankruptcy, liquidation, administration or insolvency of the Borrower or any other person; or

(c) to make demand, enforce or seek to enforce any claim, right or remedy against the Borrower or any other person.

3.4 The Guarantor warrants to the Lender that he has not taken or received, and shall not take, exercise or receive the benefit of any Rights from or against the Borrower, its liquidator, an administrator, co-guarantor or any other person in connection with any liability of, or payment by, the Guarantor under this guarantee but:

(a) if any of the Rights is taken, exercised or received by the Guarantor, those Rights and all monies at any time received or held in respect of those Rights shall be held by the Guarantor on trust for the Lender for application in or towards the discharge of the Guaranteed Obligations under this guarantee; and

(b)   on demand by the Lender, the Guarantor shall promptly transfer, assign or pay to the Lender all other Rights and all monies from time to time held on trust by the Guarantor under this clause 3.4.

3.5   This guarantee is in addition to and shall not affect nor be affected by or merge with any other judgment, Security, right or remedy obtained or held by the Lender from time to time for the discharge and performance of the Borrower of the Guaranteed Obligations.

4.   Interest

4.1   The Guarantor shall pay interest to the Lender after as well as before judgment at the annual rate of ▉% on all sums demanded under this guarantee from the date of demand by the Lender or, if earlier, the date on which the relevant damages, losses, costs or expenses arose in respect of which the demand has been made, until, but excluding, the date of actual payment.

4.2   Interest under clause 4.1 shall accrue on a day-to-day basis calculated by the Lender upon such terms as the Lender may from time to time determine. Interest accrued under clause 4.1 shall be immediately payable by the Guarantor on demand by the Lender.

4.3   The Lender shall not be entitled to recover any amount in respect of interest under both this guarantee and any arrangements entered into between the Borrower and the Lender in respect of any failure by the Borrower to make any payment in respect of the Guaranteed Obligations.

5.   Representations and warranties

5.1   The Guarantor represents and warrants that the Warranties are true and correct on the date of this guarantee.

5.2   The Warranties are deemed to be made by the Guarantor by reference to the facts and circumstances then existing on each date the Repeating Representations (as defined in the Loan Agreement) are repeated by the Borrower.

6.   Accounts

6.1   The Lender may place to the credit of a suspense account any monies received under or in connection with this guarantee in order to preserve the rights of the Lender to prove for the full amount of all its claims against the Borrower or any other person in respect of the Guaranteed Obligations.

6.2   The Lender may from time to time apply all or any monies held in any suspense account in or towards satisfaction of any of the Guaranteed Obligations, subject to the terms of this guarantee.

7. Discharge conditional

7.1 Any release, discharge or settlement between the Guarantor and the Lender in relation to this guarantee shall be conditional on no right, Security, disposition or payment to the Lender by the Guarantor, the Borrower or any other person in respect of the Guaranteed Obligations being avoided, set aside or ordered to be refunded pursuant to any enactment or law relating to breach of duty by any person, bankruptcy, liquidation, administration, protection from creditors generally or insolvency or for any other reason.

7.2 If any right, Security, disposition or payment referred to in clause 7.1 is avoided, set aside or ordered to be refunded, the Lender shall be entitled subsequently to enforce this guarantee against the Guarantor as if such release, discharge or settlement had not occurred and any such right, Security, disposition or payment had not been given or made.

8. Termination

This guarantee shall automatically terminate and the guarantee shall expire upon discharge of the Guaranteed Obligations without the requirement of any action by any party.

9. Payments

9.1 All sums payable by the Guarantor under this guarantee shall be paid in full to the Lender in the currency in which the Guaranteed Obligations are payable (including USD, to the extent payment in USD is permissible under the Loan Agreement) and subject to five (5) Business Days prior written notice to the Guarantor:

   (a)   without any set-off, condition or counterclaim whatsoever; and

   (b)   free and clear of any deduction or withholding whatsoever except as may be required by law or regulation which is binding on the Guarantor.

9.2 If the Guarantor is required to make any deduction or withholding by any law or regulation from any payment due under this guarantee, the payment due from the Guarantor shall be increased to an amount which (after making any deduction or withholding) leaves an amount equal to the payment which would have been due if no deduction or withholding had been required.

9.3 Following any deduction or withholding, or any payment required in connection with that deduction or withholding, the Guarantor shall promptly deliver or procure delivery to the Lender evidence reasonably satisfactory to the Lender that either a withholding or deduction has been made or any appropriate payment paid to the relevant taxing authority (as applicable).

9.4 The Guarantor shall not and may not direct the application by the Lender of any sums received by the Lender from the Guarantor under, or pursuant to, any of the terms of this guarantee.

10. Lender's right of set-off

10.1 The Lender may at any time set off any liability of the Guarantor to the Lender against any liability of the Lender to the Guarantor, whether either liability is present or future, liquidated or unliquidated, and whether or not either liability arises under this guarantee. If the liabilities to be set off are expressed in different currencies, the Lender may convert either liability at a market rate of exchange for the purpose of set-off. Any exercise by the Lender of its rights under this clause 10.1 shall not limit or affect any other rights or remedies available to it under this guarantee or otherwise.

10.2 The Lender is not obliged to exercise its rights under clause 10.1. If, however, it does exercise those rights it must promptly notify the Guarantor of the set-off that has been made.

11. Evidence of amounts and certificates

Any certificate, determination or notification by the Lender as to a rate or any amount payable under this guarantee is (in the absence of manifest error) conclusive evidence of the matter to which it relates and shall contain reasonable details of the basis of determination.

12. Remedies, waivers, amendments and consents

12.1 No amendment of this guarantee shall be effective unless it is in writing and signed by, or on behalf of, each party (or its authorised representative).

12.2 A waiver of any right or remedy under this guarantee or by law, or any consent given under this guarantee, is only effective if given in writing and signed by the waiving or consenting party and shall not be deemed a waiver of any other breach or default. It only applies in the circumstances for which it is given and shall not prevent the party giving it from subsequently relying on the relevant provision.

12.3 A failure or delay by a party to exercise any right or remedy provided under this guarantee or by law shall not constitute a waiver of that or any other right or remedy, prevent or restrict any further exercise of that or any other right or remedy or constitute an election to affirm this guarantee. No single or partial exercise of any right or remedy provided under this guarantee or by law shall prevent or restrict the further exercise of that or any other right or remedy. No election to affirm this guarantee by the Lender shall be effective unless it is in writing and signed.

12.4 The rights and remedies provided under this guarantee are cumulative and are in addition to, and not exclusive of, any rights and remedies provided by law.

13. Partial invalidity

If, at any time, any provision of this guarantee is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

14.   **Third party rights**

Except as expressly provided elsewhere in this guarantee a person who is not a party to this guarantee shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce, or enjoy the benefit of, any term of this guarantee. This does not affect any right or remedy of a third party which exists, or is available, apart from that Act.

15.   **Counterparts**

15.1   This guarantee may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute one deed.

15.2   Transmission of an executed counterpart of this guarantee (but for the avoidance of doubt not just a signature page) by e-mail (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this guarantee. If such method of delivery is adopted, without prejudice to the validity of the deed thus made, each party shall provide the others with the original of such counterpart as soon as reasonably possible thereafter.

16.   **Notices**

16.1   **Delivery**

Any notice or other communication given to a party under or in connection with this guarantee shall be:

(a)   in writing;

(b)   delivered by hand, by reputable air international courier delivery service or sent by email; and

(c)   sent to the Guarantor at:

c/o Apeiron Investment Group Limited
66 & 67, Beatrice, Amery Street, Sliema, Malta

Email:

Attention:

(d)   sent to the Lender at:

c/o SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands VG1110.

Email: ████████

Attention: Legal Department

or to any other address or email address as is notified in writing by one party to the other from time to time.

16.2   **Receipt**

Any notice or other communication given under or in connection with this guarantee shall be deemed to have been received:

(a)   if delivered by hand, at the time it is left at the relevant address;

(b)   if sent by reputable air international courier delivery service, on the third Business Day after deposit with the international courier for international deliveries, with proof of delivery from the courier requested;

(c)   if sent by email, at the time of transmission.

A notice or other communication given as described in clause 16.2(a) or clause 16.2(c) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

16.3   This clause does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

17.   **Governing law**

17.1   This guarantee and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by, and construed in accordance with, the law of England and Wales.

17.2   The Guarantor irrevocably consents to any process in any proceedings under clause 18 being served on it in accordance with the provisions of this guarantee relating to service of notices. Nothing contained in this guarantee shall affect the right to serve process in any other manner permitted by law.

18.   **Jurisdiction**

Each party irrevocably agrees that, subject as provided below, the courts of England and Wales shall have exclusive jurisdiction over any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this guarantee or its subject matter or formation. Nothing in this clause shall limit the right of the Lender to take proceedings against the Guarantor in any other court of competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdictions, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

This guarantee has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

The Schedule - Representations and warranties

1. **Capacity**

1.1 The Guarantor has the capacity to execute, deliver and perform his obligations under this guarantee and the transactions contemplated by them.

1.2 The Guarantor is not by reason of illness or incapacity (whether mental or physical), incapable of managing his own affairs.

1.3 The court has not made an order or appointed a deputy under section 16 of the Mental Capacity Act 2005 in respect of the Guarantor.

2. **Litigation**

No litigation, arbitration or administrative proceedings are taking place, pending or, to the Guarantor's knowledge, threatened against him or any of his assets which might have a material adverse effect on the Guarantor's ability to perform his obligations under this guarantee.

3. **Assets not immune to action**

None of the Guarantor's assets are entitled to immunity on any grounds from any legal action or proceeding (including, without limitation, suit, attachment prior to judgment, execution or other enforcement).

4. **No default**

No event or circumstance is outstanding which constitutes a default under any deed or instrument which is binding on the Guarantor, or to which his assets are subject, which might have a material adverse effect on the Guarantor's ability to perform his obligations under this guarantee.

5. **Bankruptcy and analogous events**

5.1 The Guarantor has not suspended, or threatened to suspend, payment of his debts, is not unable to pay his debts as they fall due, has not admitted inability to pay his debts and is not deemed either unable to pay his debts or as having no reasonable prospect of so doing, in either case, within the meaning of section 268 of the Insolvency Act 1986.

5.2 The Guarantor has not commenced negotiations with all or any class of his creditors with a view to rescheduling any of his debts, and has not made a proposal for or entered into any compromise or arrangement with his creditors.

5.3 The Guarantor is not the subject of a bankruptcy petition, application or order.

5.4   The Guarantor is not aware of (i) any person having become entitled to appoint a receiver over any of the assets of the Guarantor or (ii) a receiver having been appointed over any of the assets of the Guarantor.

5.5   No creditor or encumbrancer has attached or taken possession of, and the Guarantor is not aware of, any distress, execution, sequestration or other such process having been levied or enforced on or sued against, any of the Guarantor's assets.

5.6   To the knowledge of the Guarantor, no event has occurred and no proceeding has been taken in any jurisdiction to which the Guarantor is subject which has an effect equivalent or similar to any of the events mentioned in paragraph 5 of this Schedule (inclusive).

Execution page

Executed as deed by **CHRISTIAN ANGERMAYER** in the presence of:

[redacted]

....

Signature of witness

Name, address and occupation of witness:

[redacted]

....

CHRISTIAN ANGERMAYER

Executed as deed by **TETHER INTERNATIONAL LIMITED** a company incorporated in the British Virgin Islands, acting by [redacted] who, in accordance with the laws of that territory is acting under the authority of the company, in the presence of:

....

Signature of witness

Name, address and occupation of witness:

....

....

....

Signature in the name of the company

TETHER INTERNATIONAL LIMITED

....

[redacted]

Authorised signatory

Execution page

Executed as deed by **CHRISTIAN ANGERMAYER** in
the presence of:

....

CHRISTIAN ANGERMAYER

....

Signature of witness

Name, address and occupation of witness:

....

....

....

Executed as deed by **TETHER INTERNATIONAL**
LIMITED a company incorporated in the British Virgin
Islands, acting by ▮▮▮▮▮▮
who, in accordance with the laws of that territory is acting
under the authority of the company, in the presence of:

Signature in the name of the
company

TETHER INTERNATIONAL
LIMITED ▮

▮▮▮▮▮▮▮▮▮▮▮▮

Signature of witness

Authorised signatory

Name, address and occupation of witness:

▮▮▮▮▮▮▮▮▮▮▮▮